601 Lexington Avenue
New York, New York  10022-4611

Louis J. Capocasale To Call Writer Directly: 212 446-4984 louis.capocasale@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-6460

November 24, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Radiation Therapy Services, Inc.
Form S-4 initially filed on November 19, 2010
File No.:  333-

Ladies and Gentlemen:

On behalf of Radiation Therapy Services, Inc., a Florida corporation (the “Issuer”), transmitted herewith for electronic filing pursuant to Regulation S-T and the Securities Act of 1933, as amended, is a Registration Statement on Form S-4  including exhibits.  The filing has been effected through the Securities and Exchange Commission’s EDGAR electronic filing system.

Filing fees in the amount of $22,103.00 have been paid to the SEC’s lockbox at the U.S. Bank of St. Louis, Missouri.

If you have any questions regarding the matters described herein, please telephone the undersigned at (212) 446-4984 or Christopher Kitchen of this office at (212) 446-4988.

Sincerely,

/s/ Louis Capocasale
Louis Capocasale